

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

Via Email
Andrew J. Schultheis
General Counsel
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re:** **Sterling Financial Corporation**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on**
>   **Form S-3**
> **Filed June 8, 2011**
> **File No. 333-169579**

Dear Mr. Schultheis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

General

1. It is our understanding based on discussions with your counsel that the U.S. Treasury's shares will be offered through an underwriter. Please revise the prospectus to provide all known or reasonably available information regarding the name of the underwriter and the terms of the underwriting agreement, including the compensation arrangements and any other material terms. Refer to Rule 409. In this regard, please consider using alternate prospectus cover pages in your next post-effective amendment. In addition, if the underwritten offering presents any additional risks to the at-the-market sellers, please consider the need to add risk factors, as appropriate.

2. Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

Prospectus Cover Page

3. We note there is no existing market for the warrants. Accordingly, an at-the-market offering is not permitted for these securities. Please revise to disclose that the selling shareholders will sell at a price of $x.xx per warrant until the warrants are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors

4. We note you recently adopted a poison pill. Please revise to include a risk factor addressing the possible risks related to having a poison pill in place.

Selling Shareholders, page 20

5. Please confirm that you have queried the selling shareholders and that the holdings reflected are as of the most recent practicable date. In addition, ensure that any seller that is either a broker-dealer or affiliated with a broker-dealer has made such disclosure in a footnote and provided their investment intentions at the date of purchase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Sarah K. Solum, Esq.
            Davis Polk & Wardwell LLP